ROPES & GRAY LLP
1211 AVENUE OF THE AMERICAS
NEW YORK, NY 10036
WWW.ROPESGRAY.COM

November 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:     David Irving and Michelle Miller, Staff Attorneys

  Re: Social Leverage Acquisition Corp I

  Preliminary Proxy Statement on Schedule 14A

  Filed November 2, 2022

  File No. 001-40059

Ladies and Gentlemen:

This letter responds to a comment letter addressed to Social Leverage Acquisition Corp I (the “Company”), dated November 9, 2022, from the staff of the Commission (the “Staff”) in connection with the above referenced Preliminary Proxy Statement submitted to the Securities and Exchange Commission (the “Commission”) on November 2, 2022 (the “Preliminary Proxy Statement”).

This letter also responds to an oral comment of the Staff made during our telephone conversation on November 9, 2022, in connection with the Preliminary Proxy Statement. On behalf of the Company and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are submitting to the Commission, via EDGAR, Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”), which reflects revisions to the Preliminary Proxy Statement in response to the oral comment. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Preliminary Proxy Statement.

For reference purposes, the comments contained in the Staff’s letter dated November 9, 2022 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Amended Preliminary Proxy Statement.

Securities and Exchange Commission	- 2 -	November 15, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response to Comment 1

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its sponsor, Social Leverage Acquisition Sponsor I LLC, is a Delaware limited liability company, and is not controlled by, and does not have any substantial ties with, any non-U.S. person or entity.

In addition, in response to an oral comment from the Staff, the Company has updated disclosure on pages 16, 23 and 24 of the Amended Preliminary Proxy Statement concerning the Company’s intention to, on or prior to the 24 month anniversary of the closing of the Company’s IPO, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of the Company’s initial business combination or liquidation.

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Securities and Exchange Commission	- 3 -	November 15, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (212) 841-0438.

Very truly yours,

/s/ Daniel Forman

Daniel Forman

cc:	Howard Lindzon (Social Leverage Acquisition Corp I)

Douglas Horlick (Social Leverage Acquisition Corp I)

Paul Grinberg (Social Leverage Acquisition Corp I)

Paul Tropp (Ropes & Gray LLP)

Carl Marcellino (Ropes & Gray LLP)